FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

X

Schedule A

Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER

Derek Oil and Gas Corporation

ISSUER'S ADDRESS

1201-1111 W. Hastings Street

Vancouver, B.C.  V6E 2J3

ISSUER TELEPHONE NUMBER

(604) 331-1757

CONTACT PERSON

Greg Amor

CONTACT'S POSITION

Controller

CONTACT TELEPHONE NUMBER

(604) 331-1757

CONTACT E-MAIL ADDRESS

info@derekoilandgas.com

WEBSITE ADDRESS

www.derekoilandgas.com

FOR QUARTER ENDED

April 30, 2005

DATE OF REPORT

August 12, 2005

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“signed”

Barry C.J. Ehrl

2005/08/12

DIRECTOR'S SIGNATURE

DIRECTOR'S NAME

DATE SIGNED

“signed”

Ed Byrd

2005/08/12

DIRECTOR'S SIGNATURE

DIRECTOR'S NAME

DATE SIGNED